Exhibit 21.1

SUBSIDIARIES OF GULFMARK OFFSHORE, INC.

Name of Subsidiary or Organization	State or Country of Incorporation
Gulf Offshore N.S. Ltd.	United Kingdom
GulfMark North Sea Ltd.	United Kingdom
S.E.A. Personnel Services Limited	United Kingdom
Dianne Operating Ltd.	United Kingdom
Sea Truck (UK) Ltd.	United Kingdom
Gulf Offshore Guernsey, Ltd	United Kingdom
North Sea Rescue Services, Ltd	United Kingdom
Gulf Marine Far East PTE, Ltd.	Singapore
Gulf Offshore Marine International, Inc.	Panama
Gulf Offshore do Brasil, Ltda.	Brazil
Semaring Logistics (M) Sdn. Bhd.	Malaysia
Chalvoyage (M) Sdn. Bhd.	Malaysia
GulfMark Norge AS	Norway
Gulf Offshore Norge AS	Norway
GulfMark Rederi AS	Norway
GM Offshore, Inc.	Delaware
GulfMark de México, S. de R.L. de C.V.	Mexico
GulfMark Servicios de México, S. de R.L. de C.V.	Mexico